Mail Stop 6010

June 8, 2007

Edward J. Noonan
Chairman of the Board of Directors and Chief Executive Officer
Validus Holdings, Ltd.
19 Par-La-Ville Road
Hamilton HM11 Bermuda

>   **Re: Validus Holdings, Ltd.**
>   **Registration Statement on Form S-1, Amendment 3**
>   **Filed June 5, 2007**
>   **File No. 333-139989**

Dear Mr. Noonan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Prospectus Summary, page 1

Recent Developments – Acquisition of Talbot, page 2

1. Please state when you anticipate closing the acquisition of Talbot.

Unaudited Condensed Consolidated Pro-Forma Financial Information, page 103

3(b) Purchase Adjustments, page 107

2. Please explain to us in greater detail the nature of the "Intangible asset – syndicate capacity" so that we can better understand the circumstances that led you to determine that the useful life of this asset is indefinite.

Certain Relationships and Related Party Transactions, page 134

Relationships with Our Founder, Sponsoring Investors and Underwriters, page 135

3. Please discuss the rights related to future transactions and financings to which certain underwriters in this offering are entitled, as mentioned in the sixth paragraph of this section.

Exhibit 10.30

4. Schedule 1 on EDGAR does not include any names of sellers. Please re-file the entire agreement, including Schedule 1.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Jim Peklenk at (202) 551-3661 or Jim Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Michael A. Becker, Esq.
        John Schuster, Esq.
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, New York 10005